Exhibit 99.14

Ethics and U CODE OF CONDUCT AND ETHICS Safety and Environment | People | Integrity | Excellence

Our Responsibilities | Our Conduct: | Administration | Management Documents | Contacts under the law of this Code Referenced in the Code within Cameco within the community with shareholders & the public with customers, partners, contractors, suppliers & competitors “Our dedication to integrity allows us to take pride in our work and in our reputation as a good corporate citizen.” Dear Employees, At Cameco, we have built a strong reputation for maintaining clear standard of what we expect you to follow in all of your company to investigate the matter and protect you from any the highest standards of ethical behaviour. This is what has work-related activities at our offices, on sites, when you are form of retaliation when you report a concern in good faith. helped the company grow into the global business it is today, working remotely, at Cameco functions, during work-related Thank you for your continued dedication to Cameco and and is essential as we carry out our vision of Powering a travel or when you are representing Cameco. Because not your commitment to making a difference by upholding the Secure Energy Future. every situation is covered in the Code, it is important that we standards set forth in our Code. Our dedication to integrity follow the spirit of the document, not just the words. When in As we continue to grow our business, we will face ethical allows us to take pride in our work and in our reputation as a doubt, ask your manager or the contacts listed on the back choices. Cameco’s Code of Conduct and Ethics (the Code) is good corporate citizen. page for guidance. your guide on how we uphold our value of integrity. Integrity is hard earned and easily lost, and it’s something we all have to If you know of, or suspect, any violations of this Code, I work hard to protect. expect you to bring your concerns to your supervisor or local Tim Gitzel HR representative. If you prefer, you can report concerns The Code applies to all employees, senior executives and President and Chief Executive Officer anonymously through the Ethics Hotline, either online or at board directors of Cameco and its subsidiaries, setting a Cameco Corporation the toll-free numbers listed in the Code. You can expect the

Cameco
Ethics and U

Our Responsibilities | Our Conduct: → under the law → within Cameco → within the community → with shareholders & the public → with customers, partners, contractors, suppliers & competitors | Administration of this Code | Management Documents Referenced in the Code | Contacts

TABLE OF CONTENTS

OUR RESPONSIBILITIES 2

- We use this Code to guide us in how to properly conduct ourselves and act ethically in connection with our work at Cameco 2
- Our chief corporate officer and our corporate secretary maintain this Code 2
- You contribute to the ethical culture of Cameco when you report violations of this Code. You're protected from any form of retaliation when you report your concerns in good faith 3

OUR CONDUCT UNDER THE LAW 4

- We obey all applicable laws, rules and regulations 4
- We do not take part in insider trading 4
- We lobby governments only according to their rules 6
- We obey all import and export regulations 6
- We do not make loans or guarantees to board directors or senior executives of Cameco 7

OUR CONDUCT WITHIN CAMECO 8

- We avoid actual, potential or perceived conflicts of interest 8
- We declare whether we have any conflicts of interest 10
- We protect confidential information about the company, employees, customers, suppliers, partners and contractors 12
- We respect individuals' rights to privacy and are committed to protecting privacy and safeguarding the personal information we hold 12
- We report all suspected privacy breaches to the privacy officer 12
- We protect and respect intellectual property 13
- We maintain our business records according to the law and our own retention policies 14
- We do not take unfair advantage of opportunities through our jobs 14
- We take action to identify and prevent fraud 14
- We protect and properly use Cameco's property 15
- We use our computer systems, email and Internet appropriately 15
- Safety is our top priority 16
- We obey all human rights laws and treat everyone with respect and dignity 18

OUR CONDUCT WITHIN THE COMMUNITY 19

- We do our work in a socially responsible manner 19
- We engage people in the communities where we are located 19
- We support worthwhile community causes 20
- We follow our company guidelines when supporting or participating in political activities 20
- We protect the environment 21
- Report your concerns 22

OUR CONDUCT WITH OUR SHAREHOLDERS AND THE PUBLIC 23

- We continuously disclose important information to the public openly and honestly 23
- We only share information publicly through our authorized spokespersons or with permission from the chief corporate officer 24
- We keep full and accurate financial reports and administrative records 24
- We report concerns regarding accounting practices 25
- How to report a concern about an accounting practice 26

OUR CONDUCT WITH CUSTOMERS, PARTNERS, CONTRACTORS, SUPPLIERS AND COMPETITORS 27

- We act fairly, honestly and respectfully with everyone 27
- We only give and accept modest gifts and invitations in the spirit of business courtesy and relationship management 27
- We follow the competition laws of the countries where we operate 30

OUR ADMINISTRATION OF THIS CODE 31

- We commit to annually reviewing this Code 31
- We understand there are consequences for violating this Code or management documents 31
- We report violations of this Code or management documents 31
- The conduct and ethics committee keeps a log of reports and complaints 32
- Waivers of this Code require approval before they can proceed 32

OUR MANAGEMENT DOCUMENTS REFERENCED IN THIS CODE 33

CONTACT INFORMATION 34

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| Our Conduct: | Administration | Management Documents | Contacts under the law of this Code Referenced in the Code within Cameco within the community with shareholders & the public Ethics and U with customers, partners, contractors, suppliers & competitors Our Responsibilities We use this Code to guide us in how Ask your supervisor or manager for advice if to properly conduct ourselves and you’re still in doubt about a questionable activity after asking yourself these questions. act ethically in connection with our We each must follow work at Cameco this Code of Conduct We have this Code to help us understand the Our chief corporate officer and and Ethics and have a kinds of activities that are right and we are our corporate secretary maintain responsibility to report encouraged to do, and the kinds of activities this Code that are wrong and not allowed. any violations. “We” The chief corporate officer and the corporate means employees, senior Don’t assume questionable activities are OK just because they haven’t been mentioned in secretary are responsible for putting the Code executives and board this Code. Ask yourself the following questions into practice throughout the company and directors of Cameco to decide if an activity is right or wrong. keeping it up-to-date. and its subsidiaries. • Does it seem right? They report to our board of directors’ nominating, corporate governance and risk • Is it fair? committee on matters related to board This Code is important. directors. They report to our board’s audit There are serious • Is it legal? and finance committee on matters related to consequences if you • Does it match up with Our Values? employees. don’t follow the Code. • Would I want other people to know I did it? The audit and finance committee recommends • Would I feel OK if I read about it in the any changes to the Code to Cameco’s board of media? directors. The board must approve them before they can be made and put into practice. • Would other people at Cameco feel OK if they read about it in the media? 2

| Our Conduct: | Administration | Management Documents | Contacts under the law of this Code Referenced in the Code within Cameco within the community with shareholders & the public Ethics and U with customers, partners, contractors, suppliers & competitors You contribute to the ethical culture of Cameco when you report violations of this Code. You’re protected from any form of retaliation when you report your concerns in good faith. You can reach the Ethics Hotline online, in English, There are a number of ways for you to speak French, German or Russian, at up if you know of, or suspect, any violations, www.clearviewconnects.com or have questions about this Code. If you feel comfortable doing so, consider speaking to your supervisor or manager. You may confidentially or by phone toll free in: raise concerns or questions to your local or corporate human resources department, the Canada and the US internal audit department, the corporate legal at 1-866-590-4135 department or any of the senior executives. Australia We also have an Ethics Hotline that is operated by a trusted external company and is available at 1-800-337-354 24/7. Through the Ethics Hotline, you can report and by landline in any violations of this Code anonymously, upload documents related to the concern, and log into Kazakhstan the system to check for status updates and at 8-800-333-6613 communication from Cameco’s conduct and ethics committee. 3

Our Responsibilities | Administration | Management Documents | Contacts of this Code Referenced in the Code within Cameco within the community with shareholders & the public Ethics and U with customers, partners, contractors, suppliers & competitors Our Conduct under the Law Bribes and kickbacks are examples of unethical business practices. We obey all applicable laws, rules We do not take part in It’s not ethical to offer money or any type of reward to a government official and regulations insider trading directly or indirectly in order to obtain We follow the applicable laws, rules and Insider trading happens when someone uses or retain an improper advantage. If you regulations in the countries where we work confidential information to make a decision take part in these kinds of practices or and do business. The fact that unethical about buying or selling shares or other any other unethical business practices, business practices may be financial securities. you not only violate our Code of Conduct common in some countries and Ethics but you also damage doesn’t justify them. You’re guilty of insider trading if you our reputation and put yourself, our use confidential information about company and our senior executives at Breaking the law is never OK Cameco or any other company risk of fines, charges and possibly jail. even if your intent is for the good to help you or someone else of the company. Also, not knowing decide when to buy or sell the law is no excuse for breaking it. Cameco’s or the other company’s shares or Familiarize yourself with, and follow, financial securities. This Also, special rules apply to employees and all the laws, rules and regulations is against our rules board directors considered to be “reporting that apply to your job. When working or and, in most cases, insiders” under securities laws. If you’re a conducting business in another jurisdiction, is against the law. reporting insider, you must get the corporate ensure that there are no economic sanctions secretary’s approval before buying or selling or embargo laws that may prohibit your Check our Cameco’s shares or exercising stock options. dealings. Be alert to unethical practices and Securities Trading and The corporate secretary informs you if you’re a make sure you act ethically. Reporting Standard for more reporting insider. information. Check with your supervisor or the corporate legal department if you don’t know the laws, Check with the corporate secretary or chief rules and regulations that apply to your job. Also financial officer if you’re unsure about the rules check our Global Anti-Corruption Program for before you trade any of Cameco’s shares or more information. financial securities. 4

Our Responsibilities | Administration | Management Documents | Contacts of this Code Referenced in the Code within Cameco within the community with shareholders & the public Ethics and U with customers, partners, contractors, suppliers & competitors Question: I just found out about something that happened in the company that makes me want to trade some of my Cameco shares. Can I go ahead and trade my shares? Answer: You can’t buy or sell the shares unless the general public also has access to the same information that you just learned. The corporate secretary announces black-out periods so we know when we can’t buy or sell Cameco shares. However, even if there is no black out, you can’t use Cameco’s non-public information when deciding to buy or sell shares in Cameco or any other publicly traded company that could be significantly impacted if such information was made public. If in doubt, check with the corporate secretary before you buy or sell shares. 5

Our Responsibilities | Administration | Management Documents | Contacts of this Code Referenced in the Code within Cameco within the community with shareholders & the public Ethics and U with customers, partners, contractors, suppliers & competitors We lobby governments only according to their rules Cameco advocates with governments to potentially influence the outcome of government legislation, policies and decisions that affect our business and industry. Governments set rules on lobbying and we need to make sure we know and follow them before contacting any government officials for the purposes of lobbying. You need permission from the corporate legal department and you need to clearly understand the rules before lobbying any government official. The corporate legal department maintains a list of everyone in the company who is permitted to lobby and provides them with the rules to follow. We obey all import and export regulations We only import and export uranium products and nuclear technology will be used before we’re or Nuclear-related Goods and Controlled and nuclear technologies according to applicable allowed to export them. Technology Procedure for more information government regulations. regarding importing or exporting nuclear If you’re involved in importing or exporting, make technology and uranium products. Check We recognize uranium products and nuclear sure you follow all regulatory requirements and technologies have the potential to be misused with your supervisor or the corporate legal have all the necessary licences and permits in department if you need guidance on any aspect and so we make sure we export only to people, place. Check our Nuclear Technology Export organizations and countries who will use them for of import and export regulations. and Import Controls Compliance Program and peaceful purposes. We are required to disclose our Import and Export of Uranium, Nuclear to the government how the uranium products 6

Our Responsibilities | Administration | Management Documents | Contacts of this Code Referenced in the Code within Cameco within the community with shareholders & the public Ethics and U with customers, partners, contractors, suppliers & competitors We do not make loans or guarantees to board directors or senior executives of Cameco As a company, we do not loan money, extend credit or guarantee personal financial obligations of board directors or senior executives of the company and their families. Question: I contact a government regulator frequently to provide required reports and to ask questions about regulations. Is this lobbying? Answer: No. Supplying requested information and asking questions is not lobbying. You would be lobbying, however, if you made a suggestion about how to amend a regulation. Always get permission from the corporate legal department before lobbying and make sure you understand the rules. 7

Our Responsibilities | Administration | Management Documents | Contacts under the law of this Code Referenced in the Code within the community with shareholders & the public Ethics and U with customers, partners, contractors, suppliers & competitors Our Conduct within Cameco We avoid actual, potential or • Take part in outside work or business or be perceived conflicts of interest a member of a group or sit on a company’s board that is in competition with (or has A conflict of interest happens when our opposing interests to) Cameco or interferes relationships, actions or interests outside of with your performance at Cameco. work interfere, might interfere, or even appear to • Have a family member report to you, either interfere with our duties or Cameco’s business directly or indirectly, through your reporting interests. line. Avoid conflicts of interest or the appearance of • Take part in, or influence, any financial, conflict. administrative or human resources processes Don’t: concerning your family members. • Take part in outside business transactions, or • Give preferential treatment to relatives or have a financial or personal interest that may friends or to organizations in which your interfere with your duties to Cameco. relatives or friends have a financial or other interest. • Give or accept gifts or invitations from suppliers that could be perceived to be For employees in Canada, check our Conflicts extravagant. of Interest Between Employed Family Members Procedure for more information • Hold shares in companies that are involved in about the rules involving family members at the nuclear power fuel cycle if it is likely that work. you would be part of an acquisition project team or if you could have influence over key acquisition decisions. 8

Our Responsibilities | Administration | Management Documents | Contacts under the law of this Code Referenced in the Code within the community with shareholders & the public Ethics and U with customers, partners, contractors, suppliers & competitors Question: What are some examples of the kinds of business • You or your family have a significant interest in a business that deals with Cameco. transactions or financial or personal interests that may put me in an actual or perceived conflict of interest situation? • You influenced a decision that Cameco made and you personally benefited from it. For example, using your influence on a Answer: decision that improves the value of property you own or have an Generally, you have a conflict of interest when you put yourself in a interest in, such as shares in junior uranium companies. situation where you may not be acting in Cameco’s best interests. For • You realized financial gains or savings from the purchase or sale example, you may have a conflict if: of stocks, bonds, shares or other assets in any industry using • You award a contract to a private company in which you are a information which isn’t generally available to the public. shareholder. Question: Outside my Cameco work time, I work for another company. Is this a conflict of interest? Answer: It is a conflict of interest if: • The other company is a competitor or supplier to Cameco. • The other company has opposing interests to Cameco. • The other job interferes with your duties at Cameco. 9

Our Responsibilities | Administration | Management Documents | Contacts under the law of this Code Referenced in the Code within the community with shareholders & the public Ethics and U with customers, partners, contractors, suppliers & competitors We declare whether we have any conflicts of interest All members of the pension investment committee, board directors or employees Question: We each complete a declaration form when operating or administering our pension plans we start our jobs or board appointments at must disclose any kind of personal, financial What happens if my conflict of Cameco. On the form you declare whether you or other interests that would conflict with their interest is not acceptable to have any actual, potential or perceived conflicts duties concerning the plan. Actual, potential or of interest. The conduct and ethics committee Cameco? perceived conflicts must be declared as they reviews the completed forms. would for any other type of conflict described in this Code. Answer: You also need to complete a new form if you are promoted into job band 10 or above, or Depending on the conflict, you may Any of us having an actual, potential or have to take one or more of the move into supply chain management, human perceived conflict must not take part in resources, internal audit, finance/treasury/ following actions: discussions and decision-making related to tax, business technology services, marketing, the conflict unless allowed by the applicable • Give back any benefit you received. corporate development, corporate strategy, decision-makers. investor relations, legal or the executive offices. • Give up the outside interest. Anyone in these jobs also completes and You have violated this Code and are subject to submits a new form annually. The form will be discipline or even dismissal if you don’t disclose • Put applicable assets in a frozen or provided to you automatically. any conflicting interests you may have. blind trust. If you’re an employee in Canada and have a Also, if you are a senior executive or board • Accept a transfer to a job where the conflict of interest concerning a family member director, any transactions between you and conflict wouldn’t exist. you also need to complete another form Cameco (other than routine transactions where you state your plan for dealing with the arising in the ordinary course of business • Exclude yourself from any human conflict. This is explained in the declaration and consistent with past practice) must be resources, administrative or form. Check our Conflicts of Interest Between approved by the board of directors on the financial processes concerning Employed Family Members Procedure for more recommendation of the audit and finance family members at Cameco. information. committee or the nominating, corporate • Resign from your job or board governance and risk committee. appointment. 10

Our Responsibilities | Administration | Management Documents | Contacts under the law of this Code Referenced in the Code within the community with shareholders & the public Ethics and U with customers, partners, contractors, suppliers & competitors Question: What happens after I declare that I have (or might have) a conflict of interest? Answer: A committee reviews your conflict and decides whether it’s acceptable. If you’re a board director • The board’s nominating, corporate governance and risk committee reviews your conflict and recommends to the board whether it’s acceptable. The board makes the final decision. You don’t take part in the discussions or decision about your own conflict. If you’re a senior executive, or vice-president, or in an equivalent position at one of our subsidiaries • The board’s audit and finance committee reviews and recommends to the board whether your conflict is acceptable. The board makes the final decision. If you’re in any other type of job • Management’s conduct and ethics committee reviews your conflict and decides what must be done to deal with the conflict. Once a decision is made about your declared conflict, you are notified in writing. 11

Our Responsibilities | Administration | Management Documents | Contacts under the law of this Code Referenced in the Code within the community with shareholders & the public Ethics and U with customers, partners, contractors, suppliers & competitors We protect confidential information We respect individuals’ rights about the company, employees, • Discuss confidential information in public to privacy and are committed to places like elevators, restaurants, or on customers, suppliers, partners and public transportation. protecting privacy and safeguarding contractors • Access, use or copy confidential information the information we hold unless it is required to do your job. As part of our work, we may learn confidential • Allow an unauthorized person, including Personal information is information about an information about our company and people. a co-worker or contractor, access to identifiable individual which may cause harm if Confidential information refers to business confidential information, whether intentionally lost or inappropriately accessed or disclosed. information that is not available to the general or by leaving information in plain sight or Examples of personal information include public, that may cause harm to the company or unprotected. identification documents like a driver’s license, our relationships if disclosed. Examples include • Remove confidential information from the health care card, or social insurance number, intellectual property, financial information, workplace unless authorized. and other financial, employment, education and marketing plans, corporate strategies, research contact information. • Share information from an employee’s and development and personal information. personnel file. Employee files are available We always maintain the confidentiality of this Information on how Cameco collects and uses only to appropriate employees on a “need- personal information, and individuals’ rights information except when we have permission to to-know” basis and in compliance with disclose it or are required to disclose it by law. with respect to the personal information we hold applicable laws. is in the Privacy and Protection of Personal Be aware that you may have obligations • Use any confidential information you receive Information Program. regarding third-party information where there due to working at Cameco for your own may be a non-disclosure or confidentiality personal benefit or the benefit of your friends You will be asked on your declaration form to or family members. agree to an oath of confidentiality. agreement restricting what we can do with the information. If you are unsure, check with your supervisor or manager or the corporate legal We report all suspected privacy department about what information can be breaches to the privacy officer disclosed inside and outside of Cameco. If you know or suspect that your, or another Never: individual’s, personal information has been • Discuss confidential business information accessed or disclosed without authorization, with co-workers who are not directly involved please contact Cameco’s privacy officer as soon in the matter or share it with anyone outside as possible. the company. 12

Our Responsibilities | Administration | Management Documents | Contacts under the law of this Code Referenced in the Code within the community with shareholders & the public Ethics and U with customers, partners, contractors, suppliers & competitors We protect and respect Cameco owns all intellectual property intellectual property that may be developed in the course of your employment. For example, any idea, Cameco’s intellectual property is a inventions, discoveries, improvements, valuable asset and must be protected processes, designs, software or any other to accelerate innovation and grow our materials you develop in connection with business. Intellectual property can your work for Cameco belongs to Cameco. include patents, trademarks, copyright, Cameco may also own intellectual industrial designs, trade secrets and property that is developed in collaboration others such as “know-how”, technical with external parties. Cameco may also skills and knowledge. utilize third party intellectual property under licensing agreements. Question: How can I protect intellectual property in my possession or control, whether it belongs to Cameco or a third party? Answer: • Protect Cameco’s strategic and business innovations by informing management of their development and working with Cameco in obtaining intellectual property protection where applicable. • Only disclose Cameco’s intellectual property and proprietary information to a third party with prior approval and subject to the terms of any agreements with the third party. • Only use third party intellectual property after having secured the rights to its use. • Do not use Cameco’s intellectual property for your own personal benefit or the benefit of your friends or family members. • Sign required documentation relating to the assignment of intellectual property created as part of your employment with Cameco. 13

Our Responsibilities | Administration | Management Documents | Contacts under the law of this Code Referenced in the Code within the community with shareholders & the public Ethics and U with customers, partners, contractors, suppliers & competitors We maintain our business records we have discovered or created through our jobs Report any suspected fraud to the internal audit according to the law and our own at Cameco. department, or you can report your concerns anonymously through the Ethics Hotline. retention policies You may not use company property, information, or any influence you have because of your job You’re protected from any form of punishment or We never alter, distort or conceal any records, for your own personal gain or to compete with retaliation when you report a suspected case of or destroy any records except in accordance the company. fraud in good faith. with the law and our retention policies. We Check our Anti-Fraud Program for more retain all relevant documents if there is a legal We take action to identify information. proceeding, government investigation or other type of special investigation. and prevent fraud Contact the corporate records management Fraud happens when someone acts dishonestly group or corporate legal department if you’re to make money illegally or to get an unfair unsure about what documents to retain. advantage. Examples include stealing, forgery, identity theft, misuse of assets, taking We do not take unfair advantage of kickbacks and making false reports. opportunities through our jobs We don’t tolerate any type or degree of fraud at Cameco. We are each responsible for identifying We owe a duty to Cameco to put its interests and reporting suspected fraud to help prevent it ahead of our own when opportunities arise that from occurring. 14

Our Responsibilities | Administration | Management Documents | Contacts under the law of this Code Referenced in the Code within the community with shareholders & the public Ethics and U with customers, partners, contractors, suppliers & competitors We protect and properly use Cameco’s property We protect our company’s property and use it efficiently because theft, carelessness and waste affect our profitability. Get permission from your supervisor or manager before using company property for anything other than official company business. We use our computer systems, email and Internet appropriately Our computer systems, email and Internet are for business use. Some personal use is OK as long as it’s outside of business hours and does not interfere with company business. The information you view and share – whether for business or personal use – must be appropriate, respectful and according to our rules. Check our Information Security Program and our Corporate Disclosure Program for more information. 15

Our Responsibilities | Administration | Management Documents | Contacts under the law of this Code Referenced in the Code within the community with shareholders & the public Ethics and U with customers, partners, contractors, suppliers & competitors Safety is our top priority We are all accountable for safety. No job is so important that we can’t take the time to do it safely. One lost-time injury is too many. Look after yourself and your co-workers by always putting safety first. We understand and follow all safety requirements, such as standards and procedures, and respectfully point out behaviour that could put someone at risk. We look after our psychological safety as well as our physical safety. Mental and psychological challenges cause stress and don’t go away on Question: their own. What should I do if I think someone No one at Cameco should be ashamed of or might be acting fraudulently but I can’t suffer in silence due to mental health issues. We prove it? do our best to look out for others and support their mental wellness. Answer: Check our Safety, Health, Environment and You should report the situation even if Quality Policy for the principles we follow on senior management. You can also report your you can’t prove it. An investigation by workplace safety and health. concerns through the Ethics Hotline if you’re the internal audit department will then uncomfortable speaking to someone in the determine if it is a case of fraud. You are We expect others we work with, including company directly or if you wish to report your protected from any form of punishment consultants, agents, contractors and suppliers concerns anonymously. when you report your concern in good to respect and adhere to our health and safety requirements. faith. Report the situation to the internal audit Report any actual or potential safety or department or anonymously through the health risks you discover at work to your Ethics Hotline. supervisor, manager, human resources, or 16

Our Responsibilities | Administration | Management Documents | Contacts under the law of this Code Referenced in the Code within the community with shareholders & the public Ethics and U with customers, partners, contractors, suppliers & competitors Question: I think one of the practices at my workplace is unsafe but my supervisor and manager disagree. I really think this is an accident waiting to happen but I’ve already reported it so should I just forget about it? Answer: No, you shouldn’t forget about it because someone could get hurt and we are all accountable for safety. You can report it to any of the following groups: • your local workplace occupational, health and safety committee; • divisional or corporate Safety, Health, Environment and Quality (SHEQ) group; • corporate SHEQ audit group; • local or corporate human resources department; or • the corporate legal department. If this makes you uncomfortable then you can report your concerns anonymously through the Ethics Hotline. There will be no retaliation for reporting your good faith concerns, regardless of the outcome. 17

Our Responsibilities | Administration | Management Documents | Contacts under the law of this Code Referenced in the Code within the community with shareholders & the public Ethics and U with customers, partners, contractors, suppliers & competitors We obey all human rights laws and orientation, gender identity or expression, treat everyone with respect and marital or family status, disability, physical size or weight or position in the company should feel: dignity • Safe to bring their entire selves to work Our People Policy describes our commitment and to be who they are without fear of Question: to people as Cameco’s most valuable resource. judgment, bullying, harassment, violence or My supervisor keeps asking me We are committed to a work environment discrimination. out on a date. I’m not interested where everyone feels safe and respected and is • Included so that individual backgrounds, and have said no several times. free from all forms of harassment, violence or perspectives, and experiences are celebrated, I’m worried my supervisor will discrimination, or where an individual might feel not tolerated. get angry and that my job will demeaned, humiliated or threatened. Cameco • Respected and valued for their individual be at stake if I file a complaint. is committed to creating and maintaining dignity, creativity and contributions. What should I do? a welcoming, equitable and inclusive work Employees who feel safe, included, and environment, where the dignity and self-respect respected in the workplace are more likely to of every person is valued. We each have the trust that their ideas have value, and are more Answer: right to work in a place that encourages equity, likely to share them. Inclusive teams find the You should go ahead and take diversity and inclusion. Everyone, regardless best solutions and contribute to an innovative your complaint forward, in of race, ethnicity, religion, age, sex, sexual business culture. accordance with our Respectful We don’t allow any sort of harassment at Workplace Program, to your Cameco. Harassment is a comment or conduct supervisor’s manager, your that is known (or should be known) to be local or corporate human unwelcome or offensive to a reasonable person. resources department, union representative (if applicable) or Check our Respectful Workplace Program for other person of authority in the more information and what to do if you’re being company. Retaliation against an harassed. We adhere to all employment and individual employee who files a labour laws in the countries where we operate. complaint will not be tolerated. We support and respect international human Tell your local or corporate human rights conventions, such as the United Nations resources department if your Universal Declaration on Human Rights and supervisor gets angry with you. have produced our publicly available Modern See page 3 for more ways to Slavery Report in accordance with the Fighting speak up. Against Forced Labour and Child Labour in Supply Chains Act. 18

Our Responsibilities | Administration | Management Documents | Contacts under the law of this Code Referenced in the Code within Cameco with shareholders & the public Ethics and U with customers, partners, contractors, suppliers & competitors Our Conduct within the Community We do our work in a socially responsible manner Our decisions and actions are guided by our four your duties. Make sure you do what is right to values: safety and environment, people, integrity help us achieve true success. We are leaders in corporate social responsibility. and excellence. By pursuing these values, we This is due to our commitment to a safe, healthy attract and retain top talent, earn the trust and rewarding workplace, a clean environment, We engage people in the of our stakeholders, manage risks effectively supportive communities and outstanding and ensure the long-term competitiveness communities where we are located financial performance. We measure our success and sustainability of our operations, all for the We invite community members to take part in by our performance in these four areas. purpose of adding shareholder value. various activities that allow us to share non-Check Our confidential information regarding our projects Values for in an open and understandable way, and to hear further their concerns and ideas about our business information on activities. how we live our Remember to listen respectfully to concerns and values. questions from community members whether Keep our four it’s part of your job or whether it’s family, measures of neighbours or friends who share their concerns success and with you. Answer their questions honestly. If you values in mind don’t know an answer then find out what it is as you perform and follow up with them. 19

Our Responsibilities Administration | Management Documents | Contacts under the law of this Code Referenced in the Code within Cameco with shareholders & the public Ethics and U with customers, partners, contractors, suppliers & competitors We support worthwhile community causes We strive to support many worthwhile community causes by donating our human and financial resources. We each have the opportunity to make a difference in our communities by volunteering for one of the many causes that Cameco supports. Consider volunteering to help out your local community or the larger world community. We follow our co mpany guidelines when supporting or participating in political activities knocking for a candidate, don’t wear Cameco-It’s OK for you to make personal branded clothing that could mislead others to donations or participate in the political believe you are acting on behalf of Cameco. process as an individual. You can’t Any contributions from the company to political use company property to campaign for parties or candidates may be made only a political party or candidate, including according to our guidelines. yourself, without the consent of your supervisor or manager. If engaging in Check our Political Donations Standard for the political activities, such as door- guidelines we follow. 20

Our Responsibilities | Administration | Management Documents | Contacts under the law of this Code Referenced in the Code within Cameco with shareholders & the public Ethics and U with customers, partners, contractors, suppliers & competitors We protect the environment We protect the environment by: • Preventing pollution. • Fulfilling regulatory and other environmental requirements that apply to us. • Keeping environmental risks at levels as low as reasonably achievable, taking into account economic and societal factors. • Ensuring quality of environmental processes. • Continually improving our environmental performance. Check our Safety, Health, Environment and Quality Policy for more information.

Our Responsibilities Administration | Management Documents | Contacts under the law of this Code Referenced in the Code within Cameco with shareholders & the public Ethics and U with customers, partners, contractors, suppliers & competitors Report your concerns If you have any concerns about how we might be affecting the environment, report them to your supervisor or manager, your local environment department, your divisional or corporate SHEQ group, the corporate SHEQ audit group, the corporate legal department or the senior executives. You can also report your concerns anonymously through the Ethics Hotline. You are protected from any form of retaliation when you report your concern in good faith. 22

Our Responsibilities | | Administration | Management Documents | Contacts under the law of this Code Referenced in the Code within Cameco within the community Ethics and U with customers, partners, contractors, suppliers & competitors Our Conduct with our Shareholders and the Public We continuously disclose important The principles of our policy information to the public mean our disclosures are timely, complete, accurate openly and honestly and balanced. They avoid any misrepresentation of our As a publicly traded company, operations or finances, which Cameco adheres to the laws is critical to our relationship and regulations of securities with our investors. We keep regulators in Canada and the information confidential until United States, and the stock we, as a company, disclose exchanges we’re listed on. it publicly. Inappropriate These rules and regulations disclosure could result in dictate why, what, how and personal or corporate liability, when Cameco can and must and in some cases, the loss of disclose information about employment. our business activities, our operational performance and If you are involved in preparing plans, and our securities. disclosures, you must follow The Corporate Disclosure our disclosure and financial Policy and related Corporate reporting controls and Disclosure Program set out the procedures, and securities laws principles and processes we and regulations. follow to help ensure we comply with all securities laws and regulations. 23

Our Responsibilities | Administration | Management Documents | Contacts under the law of this Code Referenced in the Code within Cameco within the community Ethics and U with customers, partners, contractors, suppliers & competitors We only share information about our business activities, our operational We keep full and accurate financial publicly through our authorized and financial performance, our plans and reports and administrative records our securities. If you are not a designated spokespersons or with permission spokesperson, you are prohibited from We keep proper records to meet our legal from the chief corporate officer participating in discussions on social media and financial obligations and to manage our regarding any of these matters. business. Don’t release any public disclosure documents Always remember to be respectful when using If you have any responsibility for creating or until they’ve been reviewed by the disclosure social media. Check our social media guidelines keeping records, ensure they’re accurate and committee. for more information. complete, and that you follow the corporate If you plan to give a presentation, speech, procedures relevant to your job. Never falsely Refer all inquiries from shareholders, analysts interview or written statement publicly or record information about Cameco’s assets, and the media to one of our authorized electronically on behalf of Cameco, you or hide information about assets, liabilities, spokespeople. must first have them reviewed following the revenues or expenses. procedures in the Corporate Disclosure Check with the vice-president, investor relations Program. to find out who your spokesperson is or for more If you prepare a financial report for shareholders Only designated spokespersons have authority information about our Corporate Disclosure and the public, it must fairly present the to communicate publicly on behalf of Cameco Policy and related program and procedures. information and follow international financial reporting standards, applicable laws and regulations. Inaccurate financial reports can bring stiff penalties under securities laws. Cameco is a Our senior executives, including the chief publicly listed executive officer and chief financial officer, have company. We to pay the company back in accordance with our executive clawback policies for incentive owe it to our compensation they’ve received if we’ve had to shareholders to restate our financial statements that resulted always act in the in not complying with a financial reporting requirement. best interests of Cameco. For more information on financial and risk accountability, check our Delegation of Financial Authority Policy and Risk Policy. 24

Our Responsibilities | | Administration | Management Documents | Contacts under the law of this Code Referenced in the Code within Cameco within the community Ethics and U with customers, partners, contractors, suppliers & competitors We report concerns regarding accounting practices We follow all applicable securities laws audit and finance committee will oversee the and regulations, accounting standards and treatment of employee concerns in this area. accounting controls and audit practices. Anyone from outside the company can also Report any concerns you have about our report a concern. If you receive a concern accounting or auditing practices. You’re from someone from outside the company, protected from any form of punishment when report it promptly in writing to any of the senior you report your concern in good faith. The executives. 25

Our Responsibilities | Administration | Management Documents | Contacts under the law of this Code Referenced in the Code within Cameco within the community Ethics and U with customers, partners, contractors, suppliers & competitors How to Report a Concern about an Accounting Practice Report your concern directly to any of the senior Question: executives What happens after I report OR a concern through the Ethics Report your concern in confidence to the audit and Hotline? finance committee chair. To do this, send a sealed letter by mail (or other delivery) addressed to: Answer: Cameco Corporation 2121 11th Street West A note is sent to you to let you know Saskatoon, SK S7M 1J3 your concern was received and will Canada be reviewed by the conduct and ethics committee. Other individuals “Private and Strictly Confidential, Attention: may also be assigned by this Chair of the Audit and Finance Committee” committee to assist. OR Anonymity will be maintained. Information will only be shared Report your concern anonymously through the with those who need to know to Ethics Hotline online at www.clearviewconnects. complete the investigation. com, or by phone toll free in Following an established procedure, Canada/US at 1-866-590-4135, the committee decides what action Australia at 1-800-337-354, and is needed to correct any problems by landline in Kazakhstan at 8-800-333-6613. discovered through the review. 26

Our Responsibilities | Administration | Management Documents | Contacts under the law of this Code Referenced in the Code within Cameco within the community with shareholders & the public Ethics and U Our Conduct with Customers, Partners, Contractors, Suppliers and Competitors We act fairly, honestly and We only give and accept modest respectfully with everyone gifts and invitations in the spirit of Cameco’s success depends on our relationships business courtesy and relationship with customers, partners, contractors, suppliers management and competitors. These relationships can be You may only give to, or accept gifts and damaged if we don’t deal with people fairly, invitations from, companies or people who deal honestly and respectfully. with Cameco if the gifts are consistent with Never take advantage of anyone through any customary business practices and: kind of unfair practice. Examples of unfair practices include: manipulating or hiding • Do not influence or appear to influence how information or twisting the facts. you carry out your duties. • Are not cash. Check our Procurement of Goods and Services • Are not too expensive. Policy for more information on how our procurement of goods and services is managed. • Do not violate any applicable laws. Our Supplier Code of Conduct and Ethics • Do not create a conflict of interest. sets out our standards for those who provide • Do not violate this Code or our Global Anti-goods or services to Cameco, including their Corruption Program which provides the rules representatives and employees. and reporting requirements for gifts involving public officials. Check with the corporate secretary or chief corporate officer if you’re unsure about whether you should give or receive a gift. 27

Our Responsibilities Administration | Management Documents | Contacts under the law of this Code Referenced in the Code within Cameco within the community with shareholders & the public Ethics and U Examples of acceptable gifts and invitations You can accept: • Gifts of pens, hats, shirts, mugs and similar items with a company’s logo. • Customary gifts of chocolate, cookies or similar items during a holiday season. • An expensive gift only when it would be very inappropriate to refuse. In this case, consult with a member of the conduct and ethics committee for guidance. • Reasonable invitations to business-related meetings or conferences. • Invitations to social, cultural or sporting events if the cost is reasonable, your host will be present and your attendance serves a customary business purpose. Question: A supplier I deal with invited me and my husband to a concert. Question: Can I accept the invitation? A contractor in another country that we are thinking of using has invited me to tour his facility at his company’s expense. Is this OK? Answer: You can accept the invitation if you are not frequently invited to events with this supplier, if the invitation would not be perceived to be Answer: extravagant, and the supplier attends with you. If you have any doubt This could be OK if it’s important to see how the company about whether you should accept the invitation, speak to a member of operates in order to make a decision about using the contractor, the conduct and ethics committee (refer to page 31). if the travel costs are reasonable, and if your supervisor gives you permission to go on the trip. Speak to a member of the conduct and ethics committee if you receive an invitation like this. 28

Our Responsibilities Administration | Management Documents | Contacts under the law of this Code Referenced in the Code within Cameco within the community with shareholders & the public Ethics and U Question: I’m hosting a social gathering on behalf of Cameco for some foreign business people we are doing business with. How much can I spend and are there limits to the entertainment we can provide? Answer: The amount you spend shouldn’t be excessive or extravagant considering the circumstances. Your position and seniority within Cameco and that of the people being entertained will impact the type and nature of the entertainment you provide. Check our Global Anti-Corruption Program or contact the corporate legal department for details about any steps required before arranging social gatherings and entertainment for foreign business people. 29

Our Responsibilities | Administration | Management Documents | Contacts under the law of this Code Referenced in the Code within Cameco within the community with shareholders & the public Ethics and U We follow the competition laws of the countries where we operate We never enter into arrangements that unlawfully restrict our ability to compete with other businesses or restrict other businesses from competing freely with us. Avoid contact with competitors’ employees when it appears you may be collaborating with them on the prices we charge for products or on any other aspects of our relationships with suppliers or customers that would restrict competition. This is against our rules and could lead to illegal price-fixing agreements. Check our Competition Law Compliance Program for more information. 30

Our Responsibilities | Our Conduct: Management Documents | Contacts under the law Referenced in the Code within Cameco within the community with shareholders & the public Ethics and U with customers, partners, contractors, suppliers & competitors Our Administration of this Code We commit to annually Promptly complete and submit a new under the direction of our board’s audit and reviewing this Code declaration form to internal audit at any time an finance committee. When a violation concerns actual, potential or perceived conflict of interest a director, the investigation is conducted Each of us reads the Code and signs a arises that you haven’t already declared. under the guidance of our board’s nominating, declaration form when we begin our jobs or corporate governance and risk committee. board appointments at Cameco. Any updates We understand there are are communicated in the most recent version consequences for violating We report violations of this Code or of the Code, made available throughout the management documents organization upon approval by the board. this Code or management documents If you have any concerns about the Code or If you’re in job band 10 or above, or you work in management documents not being followed see supply chain management, human resources, You could be reprimanded, demoted, suspended page 3 for ways to speak up. internal audit, finance/treasury/tax, business or even dismissed if you don’t follow the Code technology services, marketing, corporate and the policies, programs and procedures that You are protected from any form of retaliation development, corporate strategy, investor support the Code. The consequences depend or punishment when you report a concern in relations, legal, or the executive offices, you on how severely the Code is violated. Not good faith and with the right intentions. Your must also sign a new declaration form annually. following a management document referred to supervisor, manager or anyone else would face At any time during the year, if you move into in this Code will be treated as a violation of this serious consequences if they tried to punish you any of these positions, or departments you will Code. in any way for reporting a concern. complete a new declaration form. If you believe you are being punished in some The senior vice-president and chief corporate Report any actual, potential or perceived conflict officer; vice-president, human resources; way for reporting a concern, tell your supervisor you have on this form and sign it to show that director, legal services, governance; and or manager, someone in the local or corporate you read the Code, understand it and agree to chief, internal audit services and corporate human resources department, the internal audit follow it. If you work in Canada, also complete ethics make up Cameco’s conduct and department, the corporate legal department, the personal information pledge and conflicts ethics committee. They have the authority to the senior executives or the Ethics Hotline, of interest between employed family members investigate and decide if the Code has been whichever would be appropriate or most portions of the form. violated. They perform this responsibility comfortable for you. 31

Our Responsibilities | Our Conduct: | Administration | | Contacts under the law of this Code within Cameco within the community with shareholders & the public Ethics and U with customers, partners, contractors, suppliers & competitors The conduct and ethics committee keeps a log of reports and complaints The conduct and ethics committee keeps a log of all accounting matter concerns or Ethics Hotline reports received. Information recorded includes the nature of the concern, the date it was received and acknowledged, progress on the investigation, and the outcome. The log and copies of the concerns received are kept in accordance with our retention policies. Waivers of this Code require approval before they can proceed Waivers for senior executives or board directors can only be made by the board of directors on the recommendation of either the audit and finance committee or the nominating, corporate governance and risk committee, whichever is applicable. Waivers will be promptly disclosed as required by applicable securities rules and regulations. Waivers for other employees can only be made by the conduct and ethics committee. Refusing to cooperate Promptly complete and submit a new declaration in an investigation is a form to internal audit at any time a new actual, violation of this Code. potential or perceived conflict of interest arises. 32

Our Responsibilities | Our Conduct: | Administration | | Contacts under the law of this Code within Cameco within the community with shareholders & the public Ethics and U with customers, partners, contractors, suppliers & competitors Our Management Documents Referenced in this Code Anti-Fraud Program .14 Information Security Risk Policy 24 Program 15 Competition Law Safety, Health, Compliance Program . 30 Nuclear Technology Export and Import Environment and Controls Compliance Program 6 Quality Policy 16, 21 Conflicts of Interest Between Employed Family Members Our People Policy . 18 Securities Trading and Procedure (Canada) . 8, 10 Reporting Standard . 4 Our Values . 2, 19 Corporate Disclosure Supplier Code of Policy and Program . 15, 23, 24 Political Donations Conduct and Ethics 27 Standard 20 Delegation of Financial Authority Policy . 24 Privacy and Protection of Personal Information Global Anti-Corruption Program (Canada) 12 Program 4, 27, 29 Procurement of Goods Import and Export of Uranium, and Services Policy . 27 Nuclear or Nuclear-related Goods and Controlled Technology Procedure 6 Respectful Workplace Program . 18 33

Cameco
Ethics and U

Our Responsibilities | Our Conduct: → under the law → within Cameco → within the community → with shareholders & the public → with customers, partners, contractors, suppliers & competitors | Administration of this Code | Management Documents Referenced in the Code | Contacts

Contact Information

If you are seeking advice or you know of, or suspect, any violations of this Code, consider speaking to your supervisor or manager. If you are not comfortable doing this or you are not satisfied with the response you receive, then there are several other ways to report your concerns.

Ways to seek advice or report concerns

Your supervisor or manager	Check your local directory
Your local human resources department	Check your local directory
Corporate human resources department	306-956-6370
Corporate internal audit department	306-956-8045
SHEQ audit group	306-956-6571
Investor relations group	306-956-6294
Corporate secretary, Sean Quinn	306-956-6220

Senior Executives

Tim Gitzel	306-956-6244
Grant Isaac	306-956-8127
David Doerksen	306-956-6226
Rachelle Girard	306-956-6403
Dominic Kieran (Cameco UK Ltd.)	+44-7786084169
Sean Quinn	306-956-6220
Brian Reilly	306-385-3707
Heidi Shockey	306-956-6528

The phone numbers indicated above (with the exception of Cameco UK Ltd.) are in Canada. If you are calling from outside of Canada or the US, you will need to include the applicable international country Code number for Canada. The country Code number to use depends on where you are calling from. Check your phone book or contact a phone operator to obtain this number.

Audit and Finance Committee

Write to:

Cameco Corporation
2121 11th Street West
Saskatoon, SK S7M 1J3 Canada
"Private and Strictly Confidential – Attention: Chair of the Audit and Finance Committee"

Corporate Secretary ...... Email: corporate_secretary@cameco.com

Privacy Officer ...... Email: privacy_officer@cameco.com

Ethics Hotline

Online: www.clearviewconnects.com

Phone:

1-866-590-4135	(Canada and US)
1-800-337-354	(Australia)
8-800-333-6613	(Kazakhstan)

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Last updated April, 2025